QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2)
Final Amendment
(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

Michael Foods, Inc. (Name of Issuer)

Michael Foods, Inc.
M-Foods Investors, LLC
M-Foods Holdings, Inc.
Michael Foods Acquisition Corp. (f/k/a Protein Acquisition Corp.)
Vestar Capital Partners IV, L.P.
Vestar Associates IV, L.P.
Vestar Associates Corporation IV
Marathon Fund Limited Partnership IV
Miltiades, LLC
4J2R1C Limited Partnership
3J2R Limited Partnership
Gregg A. Ostrander
John D. Reedy
Bill L. Goucher
James D. Clarkson
Bradley L. Cook
Max R. Hoffmann
James Mohr
Harold D. Sprinkle
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share (Title of Class of Securities)
5940741 (CUSIP Number of Class of Securities)
Gregg A. Ostrander	M-Foods Investors, LLC
Michael Foods, Inc.	c/o Vestar Capital Partners IV, L.P.
5353 Wayzata Boulevard	245 Park Avenue, 41st Floor
Suite 324	New York, New York 10167
Minneapolis, MN 55416	(212) 351-1600
(952) 546-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:
Stephen L. Ritchie, Esq.
Kirkland & Ellis
200 E. Randolph Dr.
Chicago, Illinois 60601
(312) 861-2000

and

James C. Melville, Esq.
Kaplan, Strangis & Kaplan, P.A.
90 S. Seventh Street, Suite 5500
Minneapolis, MN 55402
(612) 375-1138

    This statement is filed in connection with (check the appropriate box):

    a.  /x/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b.  / / The filing of a registration statement under the Securities Act of 1933.

    c.  / / A tender offer.

    d.  / / None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

    Check the following box if the filing is a final amendment reporting the results of the transaction: /x/

Calculation of Filing Fee*

Transaction Valuation	Amount of Filing fee
$570,742,521	$114,148.50

    *    The filing fee was determined by adding (a) the product of (i) the 18,311,109 shares of Common Stock that are proposed to be retired in the merger and (ii) the merger consideration of $30.10 per share of Common Stock, plus (b) $19,578,140 expected to be paid upon cancellation of all outstanding options (the "Total Consideration"). The filing fee equals one-fiftieth of one percent of the Total Consideration.

    /x/  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $114,148.50	Filing Party: Michael Foods, Inc.
Form or Registration No.: Schedule 14A	Date Filed: January 31, 2001

INTRODUCTION

    This Amendment No. 2 (the "Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by (1) Michael Foods, Inc., a Minnesota corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("Michael Foods"), (2) M-Foods Investors, LLC, a Delaware limited liability company, (3) M-Foods Holdings, Inc., a Delaware corporation ("M-Foods Holdings"), (4) Protein Acquisition Corp., a Minnesota corporation and now known as Michael Foods Acquisition Corp. ("Michael Foods Acquisition"), (5) Vestar Capital Partners IV, L.P., a Delaware limited partnership, (6) Vestar Associates IV, L.P., a Delaware limited partnership, (7) Vestar Associates Corporation IV, a Delaware corporation, (8) Marathon Fund Limited Partnership IV, a Delaware limited partnership, (9) Miltiades, LLC, a Delaware limited liability company, (10) 4J2R1C Limited Partnership, a Minnesota limited partnership, (11) 3J2R Limited Partnership, a Minnesota limited partnership, (12) Gregg A. Ostrander, (13) John D. Reedy, (14) Bill L. Goucher, (15) James D. Clarkson, (16) Bradley L. Cook, (17) Max R. Hoffmann, (18) James Mohr and (19) Harold D. Sprinkle on January 31, 2001, as amended by Amendment No. 1 to Schedule 13E-3 filed on March 12, 2001 (the "Schedule 13E-3"). This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of December 21, 2000, as amended by Amendment No.1 to Agreement and Plan of Merger dated as of March 6, 2001 (the "Merger Agreement"), among Michael Foods, M-Foods Holdings and Michael Foods Acquisition. The purpose of this Amendment No. 2 is to file a final amendment to this Schedule 13E-3 to report the results of the Rule 13E-3 transaction pursuant to Rule 13e-3(d)(3).

    On April 9, 2001, at a special meeting of shareholders of Michael Foods, the shareholders approved and adopted the Merger Agreement and the merger transaction contemplated thereby. On April 9, 2001, Michael Foods issued a press release announcing the results of the shareholder vote. A copy of the press release is set forth as Exhibit (a)(4) and incorporated herein by reference.

    On April 10, 2001, the merger became effective by filing the Articles of Merger with the Secretary of State of Minnesota. Michael Foods is the surviving corporation in the merger. Pursuant to the terms of the Merger Agreement, each share of Michael Foods common stock, par value $0.01 per share, outstanding at the effective time of the merger was converted into the right to receive $30.10 in cash (except for shares of common stock held in treasury, by any direct or indirect wholly owned subsidiary of Michael Foods or by Michael Foods Acquisition which were cancelled without consideration, and except for shares held by dissenting stockholders who perfect their appraisal rights under Minnesota law). In addition, prior to the effective time of the merger, certain members of senior management of Michael Foods, as well as 4J2R1C Limited Partnership and 3J2R Limited Partnership, converted shares of Michael Foods common stock into equity interests in M-Foods Investors, LLC. As a result of the merger, Michael Foods' common stock was delisted from the Nasdaq National Market and Michael Foods became privately owned pursuant to the terms of the Merger Agreement. On April 10, 2001, Michael Foods issued a press release announcing the consummation of the merger. A copy of the press release is set forth as Exhibit (a)(5) and incorporated herein by reference.

    The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning Michael Foods was supplied by Michael Foods and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing person other than Michael Foods was supplied by each such filing person and no other filing person, including Michael Foods, takes responsibility for the accuracy of any information not supplied by such filing person.

Item 10. Source and Amounts of Funds or Other Consideration.

    Item 10 of the Schedule 13E-3 is hereby amended and supplemented by including the following information:

    On April 10, 2001, Michael Foods entered into a credit agreement (the "Credit Agreement") by and among Michael Foods, M-Foods Holdings, the domestic subsidiaries of Michael Foods from time to time party thereto as guarantors, the Lenders from time to time party thereto, and Bank of

America, N.A., as Agent, Banc of America Securities, LLC as Sole Lead Arranger and Sole Book Running Manager, and Bear Stearns & Co., as Syndication Agent. The Credit Agreement provides for credit facilities in the aggregate amount of $470 million, consisting of a Tranche A term loan in the aggregate amount of $100 million, a Tranche B term loan in the aggregate amount of $270 million and a revolving credit facility in the aggregate amount of up to $100 million. On March 27, 2001, Michael Foods Acquisition issued 11 3/4% senior subordinated notes due 2010 (the "Notes") in the aggregate principal amount of $200 million pursuant to an indenture dated as of March 27, 2001 (the "Indenture") between Michael Foods Acquisition and BNY Midwest Trust Company, as trustee. Upon consummation of the merger, Michael Foods, as the surviving corporation, assumed all of the obligations of Michael Foods Acquisition under the Indenture and the Notes. In addition, pursuant to a supplemental indenture, dated as of April 10, 2001 (the "Supplemental Indenture") among Michael Foods, the domestic subsidiaries of Michael Foods and BNY Midwest Trust Company, as trustee, Michael Foods expressly assumed all of the obligations of Michael Foods Acquisition under the Indenture and Notes and all of the domestic subsidiaries of Michael Foods issued guarantees of the Notes. A copy of the Credit Agreement, the Indenture and the Supplemental Indenture is set forth as Exhibits (b)(3), (b)(4) and (b)(5), respectively, and incorporated herein by reference.

Item 16. Exhibits.

    Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding thereto the following:

Exhibit No.	Description
(a)(4)	Press Release dated April 9, 2001.
(a)(5)	Press Release dated April 10, 2001.
(b)(3)
Credit Agreement, dated April 10, 2001, by and among Michael Foods, M-Foods Holdings, the domestic subsidiaries of Michael Foods from time to time party thereto as guarantors, the Lenders from time to time party thereto, and Bank of America, N.A., as Agent, Banc of America Securities, LLC as Sole Lead Arranger and Sole Book Running Manager and Bear Stearns & Co., as Syndication Agent.
(b)(4)	Indenture, dated March 27, 2001, between Michael Foods Acquisition and BNY Midwest Trust Company, as trustee.
(b)(5)	Supplemental Indenture, dated April 10, 2001, among Michael Foods, the domestic subsidiaries of Michael Foods and BNY Midwest Trust Company, as trustee.

SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the following certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2001

MICHAEL FOODS, INC.

By: /s/ Gregg A. Ostrander
Name: Gregg A. Ostrander
Its: Chairman, President and Chief Executive Officer

M-FOODS INVESTORS, LLC
By: Vestar Capital Partners IV, L.P.
Its: Sole Managing Member
By: Vestar Associates IV, L.P.
Its: General Partner
By: Vestar Associates Corporation IV
Its: General Partner

By: /s/ J. Christopher Henderson
Name: J. Christopher Henderson
Its: Managing Director

M-FOODS HOLDINGS, INC.

By: /s/ J. Christopher Henderson
Name: J. Christopher Henderson
Its: Vice-President

MICHAEL FOODS ACQUISITION CORP.

By: /s/ J. Christopher Henderson
Name: J. Christopher Henderson
Its: Vice-President

VESTAR CAPITAL PARTNERS IV, L.P.
By: Vestar Associates IV, L.P.
Its: Sole General Partner
By: Vestar Associates Corporation IV
Its: General Partner

By: /s/ J. Christopher Henderson
Name: J. Christopher Henderson
Its: Managing Director

VESTAR ASSOCIATES IV, L.P.
By: Vestar Associates Corporation IV
Its: General Partner

By: /s/ J. Christopher Henderson
Name: J. Christopher Henderson
Its: Managing Director

VESTAR ASSOCIATES CORPORATION IV

By: /s/ J. Christopher Henderson
Name: J. Christopher Henderson
Its: Managing Director

MARATHON FUND LIMITED PARTNERSHIP IV
By: Miltiades LLC
Its: Sole General Partner

By: /s/ Michael S. Israel
Name: Michael S. Israel
Its: Authorized Member

MILTIADES LLC

By: /s/ Michael S. Israel
Name: Michael S. Israel
Its: Authorized Member

/s/ Gregg A. Ostrander
Name: Gregg A. Ostrander

/s/ John D. Reedy
Name: John D. Reedy

/s/ Bill L. Goucher
Name: Bill L. Goucher

/s/ James D. Clarkson
Name: James D. Clarkson

/s/ Bradley L. Cook
Name: Bradley L. Cook

/s/ Max R. Hoffmann
Name: Max R. Hoffmann

/s/ Harold D. Sprinkle
Name: Harold D. Sprinkle

/s/ James Mohr
Name: James Mohr

4J2R1C LIMITED PARTNERSHIP

/s/ Jeffrey J. Michael
Name: Jeffrey J. Michael
Its: General Partner

By: James H. Michael
Its: General Partner

By: /s/ Jeffrey J. Michael
Name: Jeffrey J. Michael
Its: Attorney-in-Fact

3J2R LIMITED PARTNERSHIP

/s/ Jeffrey J. Michael
Name: Jeffrey J. Michael
Its: Managing General Partner

Exhibit Index

Exhibit No.	Description
(a)(1)	Definitive Proxy Statement filed with the Securities and Exchange Commission on March 12, 2001.*****
(a)(2)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.*****
(a)(3)	Press Release dated December 21, 2000.*
(a)(4)	Press Release dated April 9, 2001.
(a)(5)	Press Release dated April 10, 2001.
(b)(1)	Commitment Letter, dated as of December 20, 2000, by and among Vestar, Bank of America, N.A., Banc of America Securities LLC and Banc of America Bridge LLC.**
(b)(2)	Commitment Letter, dated as of February 15, 2001, by and among Vestar, Bank of America, N.A., Banc of America Securities LLC, Banc of America Bridge LLC, Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc.*****
(b)(3)	Credit Agreement, dated April 10, 2001, by and among Michael Foods, M-Foods Holdings, the domestic subsidiaries of Michael Foods from time to time party thereto as guarantors, the Lenders from time to time party thereto, and Bank of America, N.A., as Agent, Banc of America Securities, LLC as Sole Lead Arranger and Sole Book Running Manager and Bear Stearns & Co., as Syndication Agent.
(b)(4)	Indenture, dated March 27, 2001, between Michael Foods Acquisition and BNY Midwest Trust Company, as trustee.
(b)(5)	Supplemental Indenture, dated April 10, 2001, among Michael Foods, the domestic subsidiaries of Michael Foods and BNY Midwest Trust Company, as trustee.
(c)(1)	Opinion of U.S. Bancorp Piper Jaffray, Inc. attached as Annex B to the Proxy Statement.
(c)(2)	Financial analysis presentation materials, dated December 21, 2000, prepared by U.S. Bancorp Piper Jaffray, Inc.***
(d)(1)	Agreement and Plan of Merger, dated as of December 21, 2000, among Michael Foods, M-Foods Holdings and Protein Acquisition attached as Annex A to the Proxy Statement.
(d)(2)	Commitment Letter, dated as of December 21, 2000, by and among Vestar, M-Foods Holdings and Protein Acquisition.**
(d)(3)	Commitment Letter, dated as of December 21, 2000, by and among Marathon, M-Foods Holdings and Protein Acquisition.**
(d)(4)	Form of Stock Purchase and Unit Subscription Agreement.**
(d)(5)	Form of Management Stock Purchase and Unit Subscription Agreement.**
(d)(6)	Form of Stock Purchase Agreement.**
(d)(7)	Form of Securityholders Agreement.**
(d)(8)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Gregg A. Ostrander, including attached Option Cancellation Agreement and Employment Agreement.**

(d)(9)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and John D. Reedy, including attached Option Cancellation Agreement and Employment Agreement.**
(d)(10)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and 4J2R1C Limited Partnership.**
(d)(11)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Bill L. Goucher, including attached Option Cancellation Agreement and Employment Agreement.**
(d)(12)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and 3J2R Limited Partnership.**
(d)(13)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and James D. Clarkson, including attached Option Cancellation Agreement and Employment Agreement.**
(d)(14)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Bradley L. Cook, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**
(d)(15)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Max Hoffmann, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**
(d)(16)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Harold D. Sprinkle, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**
(d)(17)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and James Mohr, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**
(d)(18)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Jeffrey M. Shapiro, including attached Option Cancellation Agreement.**
(d)(19)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Norman A. Rodriguez, including attached Option Cancellation Agreement.**
(d)(20)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and ASTA Enterprises Limited Partnership.**
(d)(21)	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 6, 2001, among Michael Foods, M-Foods Holdings and Michael Foods Acquisition.****
(f)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, attached as Annex C to the Proxy Statement.
(g)	None.
(z)(1)	Statutory Short Form Power of Attorney, dated as of January 19, 2001, by James H. Michael in favor of Jeffrey J. Michael and Burton G. Ross.***

*	Incorporated by reference to the Current Report on Form 8-K filed by Michael Foods on December 22, 2000.
**	Incorporated by reference to Schedule 13D filed on January 2, 2001.
***	Incorporated by reference to the original Schedule 13E-3 filed on January 31, 2001.
****	Incorporated by reference to the Current Report on Form 8-K filed by Michael Foods on March 8, 2001.
*****	Incorporated by reference to the Amendment No. 1 to Schedule 13E-3 filed on March 12, 2001.

QuickLinks

INTRODUCTION
SIGNATURE
Exhibit Index